Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six months ended
June 30, 2014
(Millions)
Earnings:
Income from continuing operations before income taxes	$454
Add: Equity losses	11
Income from continuing operations before income taxes and equity losses	465
Add:
Fixed charges:
Interest incurred (1)	361
Rental expense representative of interest factor	5
Total fixed charges	366
Distributed income of equity-method investees	161
Less:
Interest capitalized	(58)
Total earnings as adjusted	$934
Fixed charges	$366
Ratio of earnings to fixed charges	2.55

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Income.